CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
May 5, 2021	May 5, 2021

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 and 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended March 31,
	Note	2021	2020

Revenues	5	$100,522	$86,065
Mine operating costs
Cost of sales	6	57,061	49,835
Cost of sales - standby costs	6	—	946
Depletion, depreciation and amortization		15,345	14,169
		72,406	64,950

Mine operating earnings		28,116	21,115

General and administrative expenses	7	6,961	6,284
Share-based payments		3,594	2,378
Mine holding costs	8	3,868	4,779
Loss on divestiture of exploration projects		—	10,106
Foreign exchange gain		(1,797)	(2,826)
Operating earnings		15,490	394

Unrealized loss on foreign currency derivatives		—	(22,654)
Investment and other income	9	(3,150)	(540)
Finance costs	10	(3,773)	(3,856)
Earnings (loss) before income taxes		8,567	(26,656)

Income taxes
Current income tax expense		8,537	1,214
Deferred income tax (recovery) expense		(1,825)	4,566
		6,712	5,780

Net earnings (loss) for the period		$1,855	($32,436)

Earnings (loss) per common share
Basic	11	$0.01	($0.15)
Diluted	11	$0.01	($0.15)

Weighted average shares outstanding
Basic	11	222,544,712	209,396,052
Diluted	11	225,772,720	209,396,052

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 and 2020
Condensed interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended March 31,
		2021	2020

Net earnings (loss) for the period		$1,855	($32,436)

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized (loss) gain on fair value of investments in marketable securities, net of tax	13(b)	(4,726)	293
Realized loss on investments in marketable securities, net of tax	13(b)	(651)	—
Remeasurement of retirement benefit plan		—	(455)

Other comprehensive loss		(5,377)	(162)

Total comprehensive loss		($3,522)	($32,598)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 and 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended March 31,
	Note	2021	2020
Operating Activities
Net earnings (loss) for the period		$1,855	($32,436)
Adjustments for:
Depletion, depreciation and amortization		15,805	14,625
Share-based payments		3,594	2,378
Income tax expense		6,712	5,780
Finance costs	10	3,773	3,856
Write-down on assets held-for-sale	9	2,081	—
Loss on divestiture of exploration projects	14	—	10,176
Fair value adjustment on foreign currency derivatives		—	22,654
Unrealized loss from marketable securities and silver futures derivatives		1,289	1,079
Unrealized foreign exchange gain		(3,980)	(4,799)
Operating cash flows before movements in working capital and taxes		31,129	23,313
Net change in non-cash working capital items	22	(13,766)	(10,763)
Income taxes paid		(9,932)	(502)
Cash generated by operating activities		7,431	12,048

Investing Activities
Expenditures on mining interests		(33,416)	(19,772)
Acquisition of property, plant and equipment		(10,806)	(12,016)
Deposits paid for acquisition of non-current assets		(2,292)	(1,518)
Proceeds from sale of marketable securities		250	—
Cash used in investing activities		(46,264)	(33,306)

Financing Activities
Proceeds from prospectus offerings, net of share issue costs	20(a)	—	13,792
Proceeds from exercise of stock options		4,363	1,841
Repayment of lease liabilities	19	(1,328)	(1,779)
Finance costs paid		(1,759)	(1,956)
Repayment of debt facilities	18(b)	—	(10,000)
Shares repurchased and cancelled	20(f)	—	(1,694)
Cash provided by financing activities		1,276	204

Effect of exchange rate on cash and cash equivalents held in foreign currencies		663	(2,768)
Decrease in cash and cash equivalents		(37,557)	(21,054)
Cash and cash equivalents, beginning of the period		238,578	169,009
Cash and cash equivalents, end of period		$201,684	$145,187

Cash		$169,818	$138,065
Short-term investments		31,866	7,122
Cash and cash equivalents, end of period		$201,684	$145,187

Supplemental cash flow information	22

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2021 AND DECEMBER 31, 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	March 31, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents		$201,684	$238,578
Trade and other receivables		3,780	4,271
Value added taxes receivable	21(c)	48,256	41,641
Inventories	12	36,079	32,512
Other financial assets	13	31,681	36,319
Prepaid expenses and other		4,826	2,725
Assets held-for-sale	9	3,432	—
Total current assets		329,738	356,046

Non-current assets
Mining interests	14	537,547	509,730
Property, plant and equipment	15	257,717	258,220
Right-of-use assets	16	13,297	14,330
Deposits on non-current assets		11,349	14,246
Non-current value added taxes receivable	21(c)	17,036	15,301
Deferred tax assets		68,014	69,644
Total assets		$1,234,698	$1,237,517

Liabilities and Equity

Current liabilities
Trade and other payables	17	$69,344	$76,002
Advance for assets held-for-sale	9	4,449	—
Unearned revenue	5	2,025	2,717
Current portion of debt facilities	18	10,400	10,975
Current portion of lease liabilities	19	4,944	5,358
Income taxes payable		5,741	6,574
Total current liabilities		96,903	101,626

Non-current liabilities
Debt facilities	18	143,314	141,733
Lease liabilities	19	14,272	15,217
Decommissioning liabilities		50,347	51,471
Other liabilities		5,503	5,406
Non-current income taxes payable		21,707	23,099
Deferred tax liabilities		43,505	48,729
Total liabilities		$375,551	$387,281

Equity
Share capital		1,097,140	1,087,139
Equity reserves		99,052	101,997
Accumulated deficit		(337,045)	(338,900)
Total equity		$859,147	$850,236
Total liabilities and equity		$1,234,698	$1,237,517

Commitments (Note 14; Note 21(c)); Subsequent event (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31 2021 AND 2020
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321
Net loss for the period	—	—	—	—	—	—	(32,436)	(32,436)
Other comprehensive loss	—	—	—	(162)	—	(162)	—	(162)
Total comprehensive loss	—	—	—	(162)	—	(162)	(32,436)	(32,598)
Share-based payments	—	—	2,378	—	—	2,378	—	2,378
Shares issued for:
Prospectus offerings (Note 20(a))	1,304,338	13,792	—	—	—	—	—	13,792
Exercise of stock options (Note 20(b))	295,816	2,549	(708)	—	—	(708)	—	1,841
Settlement of restricted share units (Note 20(c))	112,000	879	(879)	—	—	(879)	—	—
Shares repurchased and cancelled (Note 20(f))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at March 31, 2020	209,549,226	$949,142	$74,851	($2,694)	$19,164	$91,321	($394,423)	$646,040

Balance at December 31, 2020	221,965,011	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236
Net earnings for the period	—	—	—	—	—	—	1,855	1,855
Other comprehensive loss	—	—	—	(5,377)	—	(5,377)	—	(5,377)
Total comprehensive loss	—	—	—	(5,377)	—	(5,377)	1,855	(3,522)
Share-based payments	—	—	4,345	—	—	4,345	—	4,345
Shares issued for:
Exercise of stock options (Note 20(b))	543,864	6,146	(1,783)	—	—	(1,783)	—	4,363
Acquisition of Springpole Silver Stream (Note 14(c))	287,300	3,750	—	—	—	—	—	3,750
Settlement of restricted share units (Note 20(c))	8,301	105	(130)	—	—	(130)	—	(25)
Balance at March 31, 2021	222,804,476	$1,097,140	$77,852	$2,036	$19,164	$99,052	($337,045)	$859,147

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several exploration stage projects. The Company acquired the Jerritt Canyon Gold Mine in Nevada, USA on April 30, 2021.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 21(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2020 except as outlined in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, the Company applied the accounting policies, critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2020 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
New and amended IFRS standards that are effective for the current year:
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021 and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the three months ended March 31, 2021, the Company's reporting segments includes its three operating mines in Mexico and its "non-producing properties" which include the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension, as significant reporting segments. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 14), debt facilities (Note 18), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended March 31, 2021 and 2020		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2021	$61,789	$31,323	$9,804	$20,662	$14,482
	2020	48,065	26,067	8,781	13,217	12,802
Santa Elena	2021	22,183	17,885	3,112	1,186	14,334
	2020	22,635	13,928	2,791	5,916	7,402
La Encantada	2021	19,702	10,043	1,833	7,826	2,729
	2020	15,294	9,318	2,140	3,836	2,791
Non-producing Properties	2021	—	17	123	(140)	932
	2020	183	1,361	191	(1,369)	2,095
Others(1)	2021	4,793	1,720	473	2,600	12,583
	2020	239	321	266	(348)	4,966
Intercompany elimination(2)	2021	(7,945)	(3,927)	—	(4,018)	—
	2020	(351)	(214)	—	(137)	—
Consolidated	2021	$100,522	$57,061	$15,345	$28,116	$45,060
	2020	$86,065	$50,781	$14,169	$21,115	$30,056
(1) The "Others" segment includes revenues of $4.8 million from coins and bullion sales of 146,827 silver ounces at an average price of $32.65 per ounce.
(2) Effective January 1, 2021, the Company is presenting its segment revenue, cost of sales and mine operating earnings (loss) on a gross basis, with a new line item to reflect intercompany eliminations. The segmented information for the comparative periods have been adjusted to reflect this change for consistency.
During the three months ended March 31, 2021, the Company had three (March 31, 2020 - three) customers that accounted for 100% (2020 - 100%) of its sales revenue, with one major metal broker accounting for 88% of total revenue (2020 - 90%).

At March 31, 2021 and December 31, 2020		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2021	$208,452	$20,485	$109,903	$338,840	$447,150	$106,561
	2020	204,592	17,179	112,105	333,876	439,145	105,462
Santa Elena	2021	67,458	30,717	51,430	149,605	180,719	36,182
	2020	52,892	33,951	49,245	136,088	166,525	33,467
La Encantada	2021	27,076	2,393	17,466	46,935	97,908	26,642
	2020	25,865	2,955	16,555	45,375	99,185	29,354
Non-producing Properties	2021	108,837	37,893	28,258	174,989	217,685	34,683
	2020	108,837	37,004	29,888	175,730	219,109	40,274
Others	2021	—	34,235	50,660	84,895	291,235	171,483
	2020	—	26,455	50,427	76,882	313,553	178,724
Consolidated	2021	$411,823	$125,724	$257,717	$795,263	$1,234,698	$375,551
	2020	$392,185	$117,545	$258,220	$767,950	$1,237,517	$387,281

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended March 31,
	2021		2020
Gross revenue from payable metals:
Silver	$72,852	72%	$52,014	60%
Gold	28,338	28%	34,702	40%
Lead	—	—%	74	—%
Gross revenue	101,190	100%	86,790	100%
Less: smelting and refining costs	(668)		(725)
Revenues	$100,522		$86,065

As at March 31, 2021, the Company had $2.0 million of unearned revenue (December 31, 2020 - $2.7 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three months ended March 31, 2021, the Company delivered 1,201 ounces (2020 - 2,161 ounces) of gold to Sandstorm at an average price of $464 per ounce (2020 - $459 per ounce).

(b) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at March 31, 2021 was 70:1.

During the three months ended March 31, 2021, the Company delivered 10,273 ounces (2020 - 11,357 ounces) of gold to WPMI at $612 (2020 - $606) per ounce.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended March 31,
	2021	2020
Consumables and materials	$10,776	$9,920
Labour costs	32,847	27,323
Energy	8,632	7,778
Other costs	3,040	4,361
Production costs	$55,295	$49,382
Transportation and other selling costs	662	522
Workers participation costs	3,667	1,998
Environmental duties and royalties	573	396
Inventory changes	(3,136)	(2,463)
Cost of Sales	$57,061	$49,835

Cost of Sales - Standby Costs(1)	$—	$946

(1) Standby costs in the prior period relates to mine holding costs for the San Martin mine, which was temporarily suspended effective from July 2019 due to a growing insecurity in the area and safety concerns for its workforce. The Company is working with authorities to secure the area and is uncertain of a restart date. From April 1, 2020, such costs were classified as mine holding costs (Note 8) due to continued uncertainty with respect to the timing of restart at San Martin.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended March 31,
	2021	2020
Corporate administration	$1,484	$1,277
Salaries and benefits	3,096	3,165
Audit, legal and professional fees	1,656	1,047
Filing and listing fees	88	155
Directors fees and expenses	177	184
Depreciation	460	456
	$6,961	$6,284

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended March 31,
	2021	2020
Del Toro	$969	$2,182
La Parrilla	1,033	1,719
San Martin	1,019	—
La Guitarra	848	878
	$3,868	$4,779

9. INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended March 31,
	2021	2020
Loss from investment in marketable securities (Note 13(a))	($1,289)	($1,368)
Loss on write-down of assets held-for-sale(1)	(2,081)	—
Gain from investment in silver futures derivatives	—	290
Interest income and other	220	538
	($3,150)	($540)

(1) In March 2021, the Company entered into an agreement with Condor Gold PLC ("Condor") to sell its AG Mill equipment for gross proceeds of $6.5 million, including $3.5 million in cash and $3.0 million in common shares of Condor. The transaction is expected to close in the second quarter of 2021 upon shipment of all related equipment to Condor's la India Project in Nicaragua. During the three months ended March 31, 2021, the Company recognized a loss of $2.1 million, being the difference between the proceeds of disposal and the carrying amount of the project's net assets, as loss on write-down of assets held-for-sale. As at March 31, 2021, the Company has reclassified $3.4 million of its non-current assets as assets held-for-sale, and $4.4 million of proceeds from Condor as advance on assets held-for-sale.

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended March 31,
	2021	2020
Debt facilities(1) (Note 18)	$2,670	$2,640
Lease liabilities (Note 19)	371	403
Accretion of decommissioning liabilities	640	623
Silver sales and other	92	190
	$3,773	$3,856
(1) Finance costs for debt facilities include $1.8 million of non-cash accretion expense for the period ended March 31, 2021 (2020 - $1.7 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the period ended March 31, 2021 and 2020 are as follows:

	Three Months Ended March 31,
	2021	2020
Net earnings (loss) for the period	$1,855	($32,436)

Weighted average number of shares on issue - basic	222,544,712	209,396,052
Impact of effect on dilutive securities:
Stock options	2,477,161	—
Restricted, performance and deferred share units	750,847	—
Weighted average number of shares on issue - diluted(1)	225,772,720	209,396,052

Earnings (loss) per share - basic and diluted	$0.01	($0.15)

(1)For the three months ended March 31, 2021, diluted weighted average number of shares excluded 588,773 (2020 - 8,763,331) options, nil restricted and performance share units (2020 - 345,243) and 16,327,598 (2020 - 16,327,598) common shares issuable under the convertible debentures (Note 18(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	March 31, 2021	December 31, 2020
Finished goods - doré	$2,642	$2,812
Work-in-process	2,615	2,780
Stockpile	2,136	1,336
Silver coins and bullion	5,025	956
Materials and supplies	23,661	24,628
	$36,079	$32,512

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

13. OTHER FINANCIAL ASSETS

As at March 31, 2021, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	March 31, 2021	December 31, 2020
FVTPL marketable securities (a)	$12,702	$13,876
FVTOCI marketable securities (b)	16,187	22,443
Total other financial assets	$31,681	$36,319

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss in marketable securities designated as FVTPL for the three months ended March 31, 2021 was $1.3 million (2020 - loss of $1.4 million) and was recorded through profit or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

13. OTHER FINANCIAL ASSETS (continued)

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three months ended March 31, 2021 was $5.4 million (2020 - $0.3 million), net of tax, and was recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

14. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	March 31, 2021	December 31, 2020
Depletable properties	$411,823	$392,185
Non-depletable properties (exploration and evaluation costs)	125,724	117,545
	$537,547	$509,730

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Total
Cost
At December 31, 2019	$220,658	$61,654	$111,590	$494,132	$888,034
Additions	21,263	6,218	4,201	—	31,682
Change in decommissioning liabilities	4,527	1,191	2,049	3,059	10,826
Transfer from exploration properties	3,645	4,229	472	—	8,346
At December 31, 2020	$250,093	$73,292	$118,312	$497,191	$938,888
Additions	10,001	4,530	895	—	15,426
Transfer from exploration properties	—	11,402	1,293	—	12,695
At March 31, 2021	$260,094	$89,223	$120,500	$497,191	$967,009
Accumulated depletion, amortization and impairment
At December 31, 2019	($27,225)	($16,608)	($88,499)	($388,354)	($520,686)
Depletion and amortization	(18,277)	(3,792)	(3,948)	—	(26,017)
At December 31, 2020	($45,502)	($20,400)	($92,447)	($388,354)	($546,703)
Depletion and amortization	(6,141)	(1,365)	(977)	—	(8,483)
At March 31, 2021	($51,643)	($21,765)	($93,424)	($388,354)	($555,186)

Carrying values
At December 31, 2020	$204,592	$52,892	$25,865	$108,837	$392,185
At March 31, 2021	$208,452	$67,458	$27,076	$108,837	$411,823
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(c)	Total
At December 31, 2019	$8,699	$18,592	$1,104	$32,938	$34,710	$—	$96,043
Exploration and evaluation expenditures	12,125	19,588	2,323	4,066	1,142	4,356	43,601
Change in decommissioning liabilities (Note 20)	—	—	—	—	59	—	59
Sale of exploration project	—	—	—	—	(13,812)	—	(13,812)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	—	(8,346)
At December 31, 2020	$17,179	$33,951	$2,955	$37,004	$22,099	$4,356	$117,545
Exploration and evaluation expenditures	3,306	8,168	731	889	280	7,500	20,874
Transfer to producing properties	—	(11,402)	(1,293)	—	—	—	(12,695)
At March 31, 2021	$20,485	$30,717	$2,393	$37,893	$22,379	$11,856	$125,724
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

(a)San Dimas Silver/Gold Mine, Durango State

In 2018, the San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at March 31, 2021 was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

(c) Springpole Silver Stream, Ontario, Canada
On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)
(c) Springpole Silver Stream, Ontario, Canada (continued)
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at March 31, 2021, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	2,096	47,266	391	49,753
Transfers and disposals	917	9,873	(19,242)	3,822	(4,630)
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273
Additions	—	344	8,363	53	8,760
Transfers and disposals	1,005	1,355	(4,988)	2,237	(391)
At March 31, 2021	$200,334	$470,323	$59,044	$30,941	$760,642

Accumulated depreciation, amortization and impairment
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(4,188)	(19,833)	—	(2,555)	(26,576)
Transfers and disposals	72	2,754	—	208	3,034
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)
Depreciation and amortization	(1,227)	(4,959)	—	(748)	(6,934)
Transfers and disposals	—	119	—	24	143
Write-down on assets-held-for-sale	—	—	—	(2,081)	(2,081)
At March 31, 2021	($134,383)	($348,219)	$—	($20,323)	($502,925)

Carrying values
At December 31, 2020	$66,173	$125,245	$55,669	$11,133	$258,220
At March 31, 2021	$65,951	$122,104	$59,044	$10,618	$257,717

(1) Included in land and buildings is $11.2 million (2020 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2019	$136,303	$90,762	$137,302	$297,240	$45,543	$707,150
Additions	10,384	7,933	4,209	272	26,955	49,753
Transfers and disposals	41	(1,364)	1,999	(3,751)	(1,555)	(4,630)
At December 31, 2020	$146,728	$97,331	$143,510	$293,761	$70,943	$752,273
Additions(2)	1,175	1,636	1,102	43	4,804	8,760
Transfers and disposals	1,646	4,732	836	(5,733)	(1,872)	(391)
At March 31, 2021	$149,549	$103,699	$145,448	$288,071	$73,875	$760,642

Accumulated depreciation, amortization and impairment
At December 31, 2019	($19,747)	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(15,032)	(6,451)	(2,646)	(592)	(1,855)	(26,576)
Transfers and disposals	156	1,340	(1,743)	2,909	372	3,034
At December 31, 2020	($34,623)	($48,086)	($126,955)	($263,873)	($20,516)	($494,053)
Depreciation and amortization	(3,949)	(1,608)	(647)	(66)	(664)	(6,934)
Transfers and disposals	(1,074)	(2,575)	(380)	4,126	46	143
Write-down on assets held-for-sale	—	—	—	—	(2,081)	(2,081)
At March 31, 2021	($39,646)	($52,269)	($127,982)	($259,813)	($23,215)	($502,925)

Carrying values
At December 31, 2020	$112,105	$49,245	$16,555	$29,888	$50,427	$258,220
At March 31, 2021	$109,903	$51,430	$17,466	$28,258	$50,660	$257,717
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	554	—	2,494
Remeasurements	2,789	(10)	—	2,779
Depreciation and amortization	(848)	(2,106)	(7)	(2,961)
Impairment	—	(16)	—	(16)
At December 31, 2020	$8,087	$6,234	$8	$14,330
Remeasurements	45	(115)	—	(70)
Depreciation and amortization	(247)	(399)	(2)	(648)
Disposals	(186)	(130)	—	(315)
At March 31, 2021	$7,700	$5,590	$7	$13,297

17. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2021	December 31, 2020
Trade payables	$18,523	$31,262
Trade related accruals	23,503	18,635
Payroll and related benefits	25,221	21,427
Environmental duty	584	2,156
Other accrued liabilities	1,513	2,522
	$69,344	$76,002

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. DEBT FACILITIES

The movement in debt facilities during the three months ended March 31, 2021 and year ended December 31, 2020, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	2,984	763	3,747
Accretion	6,168	678	6,846
Proceeds from drawdown of Revolving Credit Facility	—	10,000	10,000
Repayments of principal	—	(19,969)	(19,969)
Payments of finance costs	(2,934)	(800)	(3,734)
Balance at December 31, 2020	$142,825	$9,883	$152,708
Finance costs
Interest expense	733	183	916
Accretion	1,582	172	1,754
Payments of finance costs	(1,467)	(197)	(1,664)
Balance at March 31, 2021	$143,673	$10,041	$153,714

Statements of Financial Position Presentation
Current portion of debt facilities	$1,092	$9,883	$10,975
Non-current portion of debt facilities	141,733	—	141,733
Balance at December 31, 2020	$142,825	$9,883	$152,708
Current portion of debt facilities	$359	$10,041	$10,400
Non-current portion of debt facilities	143,314	—	143,314
Balance at March 31, 2021	$143,673	$10,041	$153,714

(a)Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price or $12.47 per common share. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)
The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)Revolving Credit Facility
On April 1, 2021, the Company renewed its senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia and Bank of Montreal by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at March 31, 2021, the applicable rates were 2.9% to 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $30.0 million. As at March 31, 2021 and December 31, 2020, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the three months ended March 31, 2021 and year ended December 31, 2020 are comprised of the following:

	Finance Leases	Operating Leases (a)	Equipment Financing (c)	Total
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,494	—	2,494
Remeasurements	—	2,779	—	2,779
Finance costs	—	1,396	83	1,479
Repayments of principal	(50)	(5,353)	(2,303)	(7,706)
Payments of finance costs	—	—	(126)	(126)
Foreign exchange loss	—	(281)	—	(281)
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Remeasurements	—	(70)	—	(70)
Disposals	—	(126)	—	(126)
Finance costs	—	367	4	371
Repayments of principal	—	(1,112)	(216)	(1,328)
Payments of finance costs	—	—	(3)	(3)
Foreign exchange gain	—	(203)	—	(203)
Balance at March 31, 2021	$—	$18,842	$374	$19,216
Statements of Financial Position Presentation
Current portion of lease liabilities	$—	$4,820	$538	$5,358
Non-current portion of lease liabilities	—	15,166	51	15,217
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Current portion of lease liabilities	$—	$4,570	$374	$4,944
Non-current portion of lease liabilities	—	14,272	—	14,272
Balance at March 31, 2021	$—	$18,842	$374	$19,216

(a) Operating Leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 12.4%.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. LEASE LIABILITIES (continued)
(b) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at March 31, 2021 and year ended December 31, 2020, the Company was in compliance with these covenants.

As at March 31, 2021, the net book value of property, plant and equipment includes $1.2 million (December 31, 2020 - $1.9 million) of equipment pledged as security for the equipment financing.

20. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	—	$—	1,304,338	$13,792

(1) In December 2018, and subsequently amended in August 2019 and June 2020, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $200.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the three months ended March 31, 2020, First Majestic sold 1,304,338 common shares of the Company under the ATM program at an average price of $10.79 for gross proceeds of $14.1 million, or net proceeds of $13.8 million after costs. At December 31, 2020, the Company completed $154.0 million of the ATM program and the remaining $46.0 million balance of the program has been cancelled. No shares were issued under the ATM program during three months ended March 31, 2021.

(b)Stock options
Under the terms of the Company’s 2020 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. SHARE CAPITAL (continued)

(b)Stock options (continued)
The following table summarizes information about stock options outstanding as at March 31, 2021:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.80 - 10.00	2,538,859	8.61	7.62	1,566,640	8.63	7.30
10.01 - 15.00	3,038,993	12.31	4.91	1,694,497	11.18	1.51
15.01 - 20.00	1,224,696	16.30	8.14	272,674	15.98	5.46
20.01 - 126.01	76,773	25.21	2.38	64,273	25.85	0.92
	6,879,321	11.80	6.46	3,598,084	10.70	4.32

The movements in stock options issued during the three months ended March 31, 2021 and year ended December 31, 2020 are summarized as follows:

	Three Months Ended		Year Ended
	March 31, 2021		December 31, 2020
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	7,074,092	12.07	7,583,439	10.70
Granted	422,500	17.15	2,621,924	13.46
Exercised	(543,864)	10.17	(2,473,926)	7.50
Cancelled or expired	(73,407)	80.59	(657,345)	18.96
Balance, end of the period	6,879,321	11.80	7,074,092	12.07

During the three months ended March 31, 2021, the aggregate fair value of stock options granted was $2.6 million (December 31, 2020 - $12.1 million), or a weighted average fair value of $6.18 per stock option granted (2020 - $4.63).

During the three months ended March 31, 2021, total share-based payments expense related to stock options was $2.3 million (December 31, 2020 - $7.0 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Three Months Ended	Year Ended
Assumption	Based on	March 31, 2021	December 31, 2020
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	0.59	1.03
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.87	5.83
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the three months ended March 31, 2021 was CAD$20.98 (December 31, 2020 - CAD$15.61).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. SHARE CAPITAL (continued)

(c) Restricted Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the three months ended March 31, 2021 and the year ended December 31, 2020:

	Three Months Ended March 31, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	184,483	15.66	128,944	10.36
Granted	291,697	17.13	211,192	15.72
Settled	(9,968)	15.93	(127,000)	10.32
Forfeited	—	—	(28,653)	15.93
Outstanding, end of the period	466,212	16.57	184,483	15.66

During the three months ended March 31, 2021, total share-based payments expense related to RSUs was $0.6 million (December 31, 2020 - $0.8 million).

(d) Performance Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the three months ended March 31, 2021 and the year ended December 31, 2020:

	Three Months Ended March 31, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	109,035	15.61	—	—
Granted	175,600	17.08	122,575	15.65
Forfeited	—	—	(13,540)	15.93
Outstanding, end of the period	284,635	16.52	109,035	15.61

During the three months ended March 31, 2021, total share-based payments expense related to PSUs was $0.3 million (year ended December 31, 2020 - $0.5 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. SHARE CAPITAL (continued)
(e)     Deferred Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"). Unless otherwise stated, the awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's in equity.

The following table summarizes the changes in DSU's granted to directors for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	—	—
Granted	28,869	17.97
Outstanding, end of the period	28,869	17.97

During the three months ended March 31, 2021, total share-based payments expense related to DSUs was $0.4 million (year ended December 31, 2020 - $nil).

(f)     Share Repurchase Program
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the three months ended March 31, 2021.

21. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black Scholes model based on the observable market inputs.
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	March 31, 2021			December 31, 2020
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 13)	$31,681	$26,880	$4,802	$36,319	$30,996	$5,323

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2021 and year ended December 31, 2020.

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

(b) Capital risk management

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	March 31, 2021	December 31, 2020
Equity	$859,147	$850,236
Debt facilities	153,714	152,708
Lease liabilities	19,216	20,575
Less: cash and cash equivalents	(201,684)	(238,578)
	$830,393	$784,941

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 18) and lease liabilities. As at March 31, 2021 and December 31, 2020, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at March 31, 2021, value added taxes (“VAT”) receivable was $65.3 million (December 31, 2020 - $56.9 million), of which $44.6 million (December 31, 2020 - $37.9 million) relates to Primero Empresa Minera, S.A. de C.V. ("PEM"). Servicio de Administración Tributaria (“SAT”) has been unresponsive to VAT refund requests by PEM without providing a legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at March 31, 2021, VAT receivables totaling $17.0 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company's opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
The following table summarizes the maturities of the Company’s financial liabilities as at March 31, 2021 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$69,344	$69,344	$69,344	$—	$—	$—
Debt facilities	153,714	172,429	12,995	159,434	—	—
Lease liabilities	19,216	19,066	4,888	7,148	5,994	1,036
Other liabilities	5,503	5,493	—	—	—	5,493
	$247,777	$266,332	$87,227	$166,582	$5,994	$6,529

At March 31, 2021, the Company had working capital of $232.8 million (December 31, 2020 – $254.4 million). Total available liquidity at March 31, 2021 was $297.8 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2021
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$78,777	$62	$—	$9,192	($2,682)	$85,349	$8,535
Mexican peso	9,970	—	65,811	—	(41,050)	34,731	3,473
	$88,747	$62	$65,811	$9,192	($43,732)	$120,080	$12,008

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the quarter ended March 31, 2021, the Company did not have any gain or loss (2020 - unrealized loss of $22.7 million and unrealized gain of $1.0 million) on fair value adjustments to its foreign currency derivatives. As at March 31, 2021, the Company does not hold any foreign currency derivatives (2020 - $78.1 million).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$245	$282	$527
	$245	$282	$527

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2021, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2021, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

22. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
	2021	2020
Net change in non-cash working capital items:
Decrease in trade and other receivables	$491	$751
(Increase) decrease in value added taxes receivable	(8,350)	819
Increase in inventories	(3,156)	(1,700)
Increase in prepaid expenses and other	(2,101)	(4,036)
Increase (decrease) in income taxes payable	292	(482)
Decrease in trade and other payables	(942)	(6,115)
	($13,766)	($10,763)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs	$130	$879
Transfer of share-based payments reserve upon exercise of options	1,783	708
Acquisition of mining interests	(3,750)	—

As at March 31, 2021, cash and cash equivalents include $6.6 million (December 31, 2020 - $6.4 million) that are held in-trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero Mining Corp. ("Primero") the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by PEM on the silver sold under the Old Stream Agreement. PEM believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, PEM received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated did not identify any different basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $238.7 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.1 million (2,869 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include reassessments based on the market price of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters. On March 2, 2021, the Company announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement ("NAFTA").

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $198.1 million (4,083 million MXN), before interest or penalties.

Based on the Company’s assessments with third party advisors, the Company believes PEM filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

24. SUBSEQUENT EVENTS

Completion of the Acquisition of Jerritt Canyon

On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares"), five million common share purchase warrants, each exercisable for one common share of the Company at a price of $20 per share for a period of three years (the "Consideration Warrants"). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax due by Jerritt Canyon as a result of a reorganization completed prior to the acquisition of Jerritt Canyon. The parties have agreed that the amount of such tax liability is approximately $46.3 million, which amount will be paid from the Escrowed Funds and the Purchase Price will be increased by $13.7 million, being the difference between such amount and $60 million ("Triggered Tax Adjustment"). In addition, the purchase price will be adjusted by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero (the “Working Capital Adjustment”).

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,500 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of $1,289 per ounce. First Majestic has identified several opportunities to enhance both the cost and production profile of Jerritt Canyon as well as near-term brownfield potential between the SSX and Smith mines and long-term property wide exploration potential.

Together with First Majestic's existing three operating silver mines in Mexico, the combined company will be a premier North American silver and gold producer with expected pro forma annualized attributable production of 30 to 33 million silver equivalent ounces based on historical production rates.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition will be accounted for in accordance with IFRS 3 - Business Combinations. Total consideration for the acquisition is estimated to be valued at $485.5 million, subject to the aforementioned Triggered Tax Adjustment and Working Capital Adjustment.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. SUBSEQUENT EVENTS (continued)
Completion of the Acquisition of Jerritt Canyon (continued)
The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Cash paid for Triggered Tax Adjustment	13,723
Cash paid for Working Capital Adjustment	5,494
Total consideration	$485,517

Allocation of Purchase Price

Cash and cash equivalents	$2,226
Inventories	19,324
Trade and other receivables(3)	5,071
Other financial assets	5,101
Prepaid expenses	1,879
Restricted cash	96,971
Mining interest and property, plant and equipment	630,504
Trade and other payables	(21,538)
Lease liabilities	(2,879)
Income taxes payable	(46,277)
Contingent environmental provision(4)	(17,900)
Decommissioning liabilities	(87,345)
Deferred tax liabilities	(99,620)
Net assets acquired	$485,517
(1) Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per shares based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2) The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method.
(3) Trade and other receivables are expected to be fully recoverable.
(4) Contingent environmental provision relates to funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment cost at Jerritt Canyon, of which $5.0 million is expected to be funded over the next twelve months with the remaining balance over future instalments. Amount are subject to management review of reclamation plan and cost estimates as well as alternative treatment options after the acquisition. Actual amount may differ significantly from the amount disclosed above.

The purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. As the acquisition closed only six days prior to release of these interim consolidated financial statements, certain disclosures, such as revenue and profit loss of the combined entity during the current period, purchase price allocation between mining interest and property, plant and equipment, and identification of contingent liabilities, are impracticable at this time. The Company is continuing its review to determine the identification of intangible assets, assumption of liabilities, identification of contingent liabilities, bonding requirements and working capital adjustments during the allowable measurement period, which shall not exceed one year from the acquisition date. Any future changes to the purchase price allocation may result in adjustments to mining interests.

Declaration of Quarterly Dividend
On May 5, 2021, the Company's board of directors approved and declared its inaugural quarterly common share dividend of $0.0045 per share, payable on and after June 4, 2021, to common shareholders of record at the close of business on May 17, 2021. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the quarter ended March 31, 2021.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 First Quarter Report	Page 33